CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

SILVERCREST METALS INC.
TABLE OF CONTENTS

2

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	September 30, 2023	December 31, 2022

ASSETS
Current assets
Cash and cash equivalents	$69,979	$50,761
Bullion (note 3)	11,731	-
Accounts receivable	86	179
Value-added taxes receivable	16,478	15,985
Inventories (note 4)	46,509	40,203
Prepaid expenses and other	3,385	4,690
Total current assets	148,168	111,818

Non-current assets
Value-added taxes receivable	10,989	15,433
Mineral property, plant, and equipment (note 5)	241,124	228,098
Total non-current assets	252,113	243,531

TOTAL ASSETS	$400,281	$355,349

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$17,296	$17,676
Tax liabilities (note 12)	12,474	5,740
Lease liabilities	69	116
Debt (note 7)	-	13,393
Total current liabilities	29,839	36,925

Non-current liabilities
Lease liabilities	234	260
Deferred income tax liability	1,608	382
Debt (note 7)	-	36,198
Reclamation and closure provision (note 8)	5,566	4,590
Total non-current liabilities	7,408	41,430
Total liabilities	37,247	78,355

Shareholders' equity
Capital stock (note 15)	402,199	405,811
Share-based payment reserve (note 15)	12,574	10,945
Foreign currency translation reserve	(3,538)	(13,793)
Deficit	(48,201)	(125,969)
Total shareholders' equity	363,034	276,994

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$400,281	$355,349

Nature of operations (note 1)

Commitments (note 17)

Approved by the Board and authorized for issue on November 8, 2023:

"N. Eric Fier"	Director	"Anna Ladd-Kruger"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	Three months ended		Nine months ended
	2023	2022	2023	2022

Revenue (note 9)	$63,828	$2,719	$183,810	$2,719
Cost of sales (note 10)	(26,368)	(795)	(72,451)	(795)
Mine operating income	37,460	1,924	111,359	1,924

Expenses
General and administrative expenses (note 11)	$(2,772)	$(1,492)	$(8,630)	$(4,664)
Exploration and evaluation expenditures	(250)	(1,280)	(627)	(4,669)
Share-based compensation expense (note 14 and 15)	(36)	(338)	(592)	(717)
	(3,058)	(3,110)	(9,849)	(10,050)
Other income (expense)
Foreign exchange (loss) gain (note 17)	(355)	25,681	(7,877)	32,406
Interest and finance expense (note 13)	(3,502)	(65)	(5,539)	(192)
Interest and investment income	682	782	2,587	1,925
Income before income taxes	31,227	25,212	90,681	26,013

Income tax (expense) recovery (note 12)	(1,291)	-	(9,878)	57
Income for the period	$29,936	$25,212	$80,803	$26,070

Other comprehensive income (loss)
Foreign currency translation adjustment	-	(26,553)	10,255	(33,386)
Comprehensive income (loss) for the period	$29,936	$(1,341)	$91,058	$(7,316)

Basic income per common share	$0.20	$0.17	$0.55	$0.18
Diluted income per common share	$0.20	$0.17	$0.54	$0.17

Weighted average number of common shares outstanding
Basic	146,776	146,346	147,067	146,002
Diluted	148,123	152,217	148,410	152,118

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$29,936	$25,212	$80,803	$26,070
Adjustments for:
Depreciation and depletion (note 5)	6,316	14	15,391	43
Foreign exchange (gain) loss, unrealized	147	(22,284)	7,100	(25,447)
Income tax expense (recovery)	1,291	-	9,878	(57)
Income taxes paid	-	-	(987)	-
Interest and finance expense (note 13)	3,473	65	5,471	192
Interest and investment income	(682)	(782)	(2,587)	(1,925)
Share-based compensation	443	410	1,857	1,007
Cash flow provided by operating activities before changes in non-cash working capital items	40,924	2,635	116,926	(117)
Changes in non-cash working capital items:
Accounts receivable	34	(1,103)	69	(1,099)
Value-added taxes receivable	(1,020)	(2,082)	4,434	(5,141)
Inventories	943	(11,501)	4,126	(18,761)
Prepaids and deposits	(93)	24	1,178	1,092
Accounts payable and accrued liabilities	6,559	170	(5,125)	(1,105)
Tax liabilities	(4,127)	-	(576)	-
Net cash (used in) provided by operating activities	43,220	(11,857)	121,032	(25,131)

CASH FLOWS FROM INVESTING ACTIVITIES
Bullion	(6,228)	-	(12,019)	-
Interest and investment income received	700	686	2,784	1,741
Expenditures on mineral property, plant, and equipment	(13,081)	(13,033)	(33,930)	(52,080)
Net cash used in investing activities	(18,609)	(12,347)	(43,165)	(50,339)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	74	529	253	1,383
Common shares repurchased and cancelled	(7,139)	-	(7,139)	-
Loan prepayments	-	-	(50,000)	-
Loan interest payments	(119)	(2,125)	(1,651)	(5,949)
Payment of lease liabilities	(11)	(41)	(82)	(120)
Net cash used in financing activities	(7,195)	(1,637)	(58,619)	(4,686)

Effect of foreign exchange on cash and cash equivalents	(850)	(4,163)	(30)	(7,782)

Change in cash and cash equivalents, during the period	16,566	(30,004)	19,218	(87,938)
Cash and cash equivalents, beginning of the period	53,413	118,581	50,761	176,515
Cash and cash equivalents, end of the period	$69,979	$88,577	$69,979	$88,577

Cash and cash equivalents is represented by:
Cash	$69,979	$87,512	$69,979	$87,512
Cash equivalents	-	1,065	-	1,065
Total cash and cash equivalents	$69,979	$88,577	$69,979	$88,577

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Transfers to inventories	$-	$-	$-	$(8,277)
Accounts payable and accrued liabilities	$3,060	$5,308	$3,060	$5,308
Depreciation and depletion (note 5)	$54	$867	$221	$2,101
Loan interest accretion	$-	$262	$-	$1,565
Share-based compensation	$89	$130	$280	$1,044
Interest on lease liabilities	$-	$4	$1	$12
Change in reclamation and closure provision	$(65)	$145	$(65)	$(1)

Supplementary cash flow information	September 30, 2023	June 30, 2023	September 30, 2023	December 31, 2022
Mineral property, plant, and equipment in accounts payable and accrued liabilities	$3,060	$3,747	$3,060	$3,350

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC. CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS; SHARES IN THOUSANDS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2021	145,649	$401,736	$9,782	$14,194	$(157,442)	$268,270

Stock options exercised	838	2,244	(861)	-	-	1,383
Stock options forfeited	-	-	(33)	-	33	-
Share-based compensation, stock options	-	-	2,289	-	-	2,289
Foreign exchange translation	-	-	-	(33,386)	-	(33,386)
Income for the period	-	-	-	-	26,070	26,070

Balance at September 30, 2022	146,487	403,980	11,177	(19,192)	(131,339)	264,626

Stock options exercised	669	1,831	(747)	-	-	1,084
Stock options forfeited	-	-	(139)	-	139	-
Share-based compensation, stock options	-	-	654	-	-	654
Foreign exchange translation	-	-	-	5,399	-	5,399
Income for the period	-	-	-	-	5,231	5,231

Balance at December 31, 2022	147,156	405,811	10,945	(13,793)	(125,969)	276,994

Stock options exercised (note 15)	105	414	(161)	-	-	253
Stock options forfeited (note 15)	-	-	(78)	-	78	-
Share-based compensation, stock options (note 15)	-	-	1,868	-	-	1,868
Shares repurchased and cancelled (note 15)	(1,503)	(4,026)	-	-	(3,113)	(7,139)
Foreign exchange translation	-	-	-	10,255	-	10,255
Income for the period	-	-	-	-	80,803	80,803

Balance at September 30, 2023	145,758	$402,199	$12,574	$(3,538)	$(48,201)	$363,034

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals producer headquartered in Vancouver, British Columbia. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's principal focus is its Las Chispas Operation, located in Sonora, Mexico.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2022, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies, use of judgments and estimation methods were presented in notes 2 and 3, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements. In addition, please refer to note 3 below for similar details in relation to bullion and call options and put options which became new accounting items during 2023.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on November 8, 2023.

Basis of consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. There has been no change to the Company's subsidiaries since December 31, 2022. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control.

The Company's principal subsidiary at September 30, 2023 was the wholly-owned Compañía Minera La Llamarada, S.A. de C.V. located in Mexico whose principal project and purpose is ownership and operation of the Las Chispas Operation.

Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

Change in functional currency

The functional currency is the currency of the primary economic environment in which an entity operates. The Company considered the functional currency of the parent entity to be the Canadian Dollar ("C$") until June 30, 2023, after which the functional currency changed to the United States Dollar ("US$"). The functional currency was determined and treated in accordance with IAS 21 The effects of changes in foreign exchange rates which includes accounting for the functional currency change on a prospective basis.

7

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

3. BULLION

Gold and silver bullion

During the nine months ended September 30, 2023, the Company purchased gold and silver bullion from a bullion bank to hold as treasury assets in accordance with its liquidity management policies.

Bullion is initially recorded at cost on acquisition and subsequently measured at fair value at the end of each reporting period. Changes in the fair value are recognized in the period the changes occur. These changes are recorded to interest and investment income in the consolidated statements of income and comprehensive income (loss).

Bullion holdings at September 30, 2023 are as follows:

	Cost	Fair market value
	September 30, 2023	September 30, 2023
Gold bullion	$3,116	$2,956
Silver bullion	8,903	8,775
Total bullion	$12,019	$11,731

Bullion options

During the nine months ended September 30, 2023, the Company sold call options and purchased put options. Call options are instruments that give the option holder the right, but not the obligation, to purchase gold or silver at an agreed upon price in the future. Put options are instruments that give the option holder the right, but not the obligation, to sell gold or silver at an agreed upon price in the future. The Company receives an option premium in cash on selling the option, which is recorded as either an asset or a liability. The value of the option is remeasured using the Black-Scholes option pricing model at each reporting date, with gains or losses recorded as interest and other investment income, along with a corresponding increase to the derivative liability which is included in accounts payable and accrued liabilities.

4. INVENTORIES

The Company's inventories related to the Las Chispas Operation were comprised of the following:

	September 30, 2023	December 31, 2022
Stockpiled ore	$26,213	$25,669
Work-in-process	2,354	4,353
Finished goods	10,328	4,897
Materials and supplies	7,614	5,284
Total inventories	$46,509	$40,203

At September 30, 2023, $9,602 (December 31, 2022 - $3,747) of depreciation and depletion and $715 (December 31, 2022 - $870) of share-based compensation was included in inventories. The Company did not hold any non-current inventories.

During the nine months ended September 30, 2023, the Company expensed $68,064 (September 30, 2022 - $687) of inventories to cost of sales.

8

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

5. MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property, plant, and equipment	Construction in progress	Mineral property(1)	Exploration and evaluation assets	Total
Cost
At December 31, 2021	$18,817	$84,283	$62,285	$2,488	$167,873
Additions	22,458	2,257	58,006	-	82,721
Transfers	83,179	(83,179)	-	-	-
Transfers to inventory	-	-	(13,655)	-	(13,655)
At December 31, 2022	124,454	3,361	106,636	2,488	236,939
Additions	2,059	4,667	27,698	-	34,424
Transfers and reclassifications	2,006	(2,343)	-	-	(337)
At September 30, 2023	$128,519	$5,685	$134,334	$2,488	$271,026

Accumulated depreciation and depletion
At December 31, 2021	$(2,187)	$-	$-	$-	$(2,187)
Depreciation and depletion for the year(2)(3)	(5,118)	-	(1,536)	-	(6,654)
At December 31, 2022	(7,305)	-	(1,536)	-	(8,841)
Depreciation and depletion for the period(2)(3)	(11,581)	-	(9,480)	-	(21,061)
At September 30, 2023	$(18,886)	$-	$(11,016)	$-	$(29,902)

Carrying amounts
At December 31, 2022	$117,149	$3,361	$105,100	$2,488	$228,098
At September 30, 2023	$109,633	$5,685	$123,318	$2,488	$241,124

(1) Mineral property relates to the producing Las Chispas Operation.

(2) Depreciation and depletion related to the production of mineral inventory is initially capitalized as inventories and subsequently expensed as cost of sales, when sold. During the nine months ended September 30, 2023, the Company recorded $15,356 (September 30, 2022 - $65) of depreciation and depletion in cost of sales, which included amounts capitalized in 2022.

(3) Depreciation related to the development of the Las Chispas Mine is capitalized to mineral property.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2023	December 31, 2022
Trade payables	$2,701	$5,612
Accrued liabilities	10,447	8,954
Payroll related liabilities	2,200	728
Share unit accrued liabilities	1,948	2,382
Accounts payable and accrued liabilities	$17,296	$17,676

9

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

7. DEBT

A summary of debt transactions is as follows:

	Nine months ended	Year ended
Term Facility	September 30, 2023	December 31, 2022
Balance, beginning of period (year)	$49,591	$-
Drawdown	-	50,000
Transaction costs	-	(417)
Accretion	409	8
Interest expense	1,030	354
Interest payments	(1,030)	(354)
Debt repayment	(50,000)	-
Balance, end of period (year)	$-	$49,591

Total debt	$-	$49,591
Less: current portion	-	(13,393)
Long-term debt	$-	$36,198

Credit Facility

On November 29, 2022, the Company refinanced its 2020 secured project financing facility (the "Project Financing Facility") with a new $120,000 senior secured credit facility (the "Credit Facility") through a syndicate of two banks. The Credit Facility includes a $50,000 term facility ("Term Facility") with a maturity date of November 28, 2025 and a $70,000 revolving facility ("Revolving Facility") with a maturity date of November 27, 2026. On closing of the Credit Facility, the Company fully drew the $50,000 Term Facility and used $40,000 of available cash to repay the previously outstanding $90,000 Project Financing Facility.

Within the first five months of 2023, the Company voluntarily prepaid the full $50,000 Term Facility principal. As of September 30, 2023, there had been no draws on the Revolving Facility. The Revolving Facility of $70,000 will be available to the Company until November 27, 2026, for general corporate purposes and working capital (funds available to meet current and short-term obligations), subject to customary terms and conditions.

The Revolving facility bears interest, and the Term Facility when outstanding bore interest, at a rate based initially on an adjusted Term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus an applicable margin ranging from 2.50% to 3.75%.  The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum.

All debt under the Credit Facility is guaranteed by the Company and its subsidiaries and secured by the assets of the Company and NorCrest Metals Inc. (a subsidiary of the Company) and pledges of the securities of the Company's subsidiaries. The Credit Facility includes certain financial and non-financial covenants and at September 30, 2023, the Company was in compliance with all covenants.

8. RECLAMATION AND CLOSURE PROVISION

Changes to the reclamation and closure provision related to the Las Chispas Operation were as follows:

	September 30, 2023	December 31, 2022
Balance, beginning of period (year)	$4,590	$2,713
Increase in estimated cash flows resulting from current activities	902	2,566
Changes in estimate	(281)	(932)
Accretion	355	243
Balance, end of period (year)	$5,566	$4,590

10

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

8. RECLAMATION AND CLOSURE PROVISION (continued)

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

● The discount rate used in discounting the estimated reclamation and closure cost provision was 9.7% (December 31, 2022 - 8.9%) during the nine months ended September 30, 2023 and is a risk-free rate based on the Bank of Mexico's 10 year bond rate.

● The majority of the expenditures are expected to occur in 2031 and 2032.

● A 1% change in the discount rate would result in an approximate $400 increase or $500 decrease in the provision, while holding other assumptions consistent.

The undiscounted value of the reclamation and closure provision is estimated to be $12,499 (December 31, 2022 - $11,158) which is calculated using a long-term inflation rate assumption of 4.5% (December 31, 2022 - 4.6%). In addition, the Mexico peso to US$ exchange rate used as at September 30, 2023 for the estimated reclamation and closure costs provision was 17.4:1 (December 31, 2022 - 19.5:1).

9. REVENUE

The Company did not have any revenue prior to the third quarter of 2022. During the nine months ended September 30, 2023, the Company had revenue of $183,810 (September 30, 2022 - $2,719) from the sale of 42,100 (September 30, 2022 - Nil) gold ounces and 4.3 million (September 30, 2022 - 0.1 million) silver ounces to three (September 30, 2022 - two) customers.

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Gold	$28,005	$-	$81,361	$-
Silver	35,823	2,719	102,449	2,719
Revenue	63,828	2,719	183,810	2,719

Customer A	4,632	2,328	13,043	2,328
Customer B	22,421	391	96,959	391
Customer C	36,775	-	73,808	-
Revenue	$63,828	$2,719	$183,810	$2,719

10. COST OF SALES

The Company did not have any cost of sales prior to the third quarter of 2022. Cost of sales were:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Mine	$8,966	$352	$26,427	$352
Plant	5,062	171	15,927	171
Indirect	2,741	86	8,092	86
Production costs	$16,769	$609	$50,446	$609
Changes in inventories	1,662	26	1,691	26
Refining and transportation costs	777	70	2,425	70
Depletion and depreciation	6,322	65	15,356	65
Extraordinary mining duty	319	13	927	13
Site share-based compensation	398	12	1,241	12
Other	121	-	365	-
Cost of sales	$26,368	$795	$72,451	$795

11

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

10. COST OF SALES (continued)

Production costs and changes in inventories by nature of expense were:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Salaries and benefits	$2,664	$45	$7,056	$45
Consultants and contractors	8,502	298	22,720	298
Utilities and other services	1,137	81	3,155	81
Supplies and consumables	4,267	161	13,373	161
Maintenance and mechanical	1,116	34	3,985	34
Office and other supplies	700	6	1,699	6
Rents	45	10	149	10
Production costs & changes in inventories	$18,431	$635	$52,137	$635

11. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
General and administrative	$1,575	$600	$4,691	$1,754
Marketing	104	132	386	446
Professional fees	237	178	1,023	679
Remuneration	856	582	2,530	1,785
General and administrative expenses	$2,772	$1,492	$8,630	$4,664

12. INCOME TAX

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Income tax recovery (expense) at statutory rate of 27%	$(8,432)	$-	$(24,484)	$57
7.5% special mining duty	(2,680)	-	(7,880)	-
Change in permanent differences	6,023	-	6,006	-
Change in unrecognized temporary differences and other	3,798	-	16,480	-
Income tax recovery (expense)	$(1,291)	$-	$(9,878)	$57

Income taxes were comprised of:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Current income tax recovery (expense)	$(2,680)	$-	$(7,880)	$57
Deferred income tax recovery (expense)	1,389	-	(1,998)	-
Income tax recovery (expense)	$(1,291)	$-	$(9,878)	$57

At September 30, 2023, tax liabilities were $12,474 (December 31, 2022 - $5,740) and were primarily comprised of accrued withholding tax on interest charged on intercompany loan balances and 7.5% special mining duty.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

13. INTEREST AND FINANCE EXPENSE

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Interest expense - debt (note 7)	$154	$-	$1,919	$-
Accretion of reclamation and closure provision (note 8)	132	61	355	178
Other financing costs (1)	3,216	4	3,265	14
Interest and finance expense	$3,502	$65	$5,539	$192

(1) During the nine months ended September 30, 2023 in connection with intercompany tax planning, the Company incurred a non-refundable value-added tax (IVA) charge of $3,180. This charge was offset against value-added taxes receivable.

14. RELATED PARTY TRANSACTIONS

Professional fees

The Company had the following transactions with a law firm of which the Company's Corporate Secretary is a partner.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Professional fees - expense	$129	$82

	September 30, 2023	December 31, 2022
Payable to Koffman Kalef LLP	$7	$12

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and comprise the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Salaries, short-term incentives, management fees, and directors' fees (1)	$2,479	$1,160
Share-based compensation(2)	647	793
	$3,126	$1,953

(1) Salaries, short-term incentives, management fees, and directors' fees include remuneration and short-term benefits paid to the President, CFO, COO, and directors. The management fees were paid to a company controlled by the CEO.

(2) Share-based compensation includes amounts recorded for stock options and share units. Please see note 15 for further details.

Other transactions

● The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Costs allocated to Goldsource	$40	$53

	September 30, 2023	December 31, 2022
(Payable to) receivable from Goldsource	$(14)	$19

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

15. CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of September 30, 2023, the Company had 145,758,364 common shares and no preferred shares outstanding.

During the nine months ended September 30, 2023, the Company issued 105,000 common shares at C$3.24 per share for gross proceeds of $253 upon the exercise of stock options.

In 2022, the Company issued 1,507,500 common shares at prices ranging from C$1.84 per share to C$8.24 per share for gross proceeds of $2,467 upon the exercise of stock options.

Normal Course Issuer Bid ("NCIB") - Share repurchase program and share cancellation

During the nine months ended September 30, 2023, the Company received TSX acceptance of a NCIB permitting the Company to purchase up to 7,361,563 common shares of the Company over a 12-month period beginning on August 14, 2023. Under the NCIB, the Company may purchase up to a maximum of 80,376 common shares on the TSX during any trading day. All common shares, if any, purchased pursuant to the NCIB will be cancelled.

Share repurchases and cancellations are recorded by allocating any excess consideration over book value to retained earnings or deficit.

During the nine months ended September 30, 2023, the Company repurchased and cancelled 1,502,900 common shares at an average price of C$6.44 per share for a total of $7,139. Upon the cancellation of shares, the Company allocated $4,026 to capital stock and $3,113 to deficit.

Stock options

The Company has a "rolling 5.5%" stock option plan, which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 5.5% of the then issued and outstanding common shares.

A summary of the Company's stock option transactions during the period (year) is as follows:

	Nine months ended September 30, 2023		Year ended December 31, 2022
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of period (year)	5,560,450	$7.87	6,216,700	$6.37
Granted	-	-	944,500	8.86
Exercised*	(105,000)	3.24	(1,507,500)	2.13
Forfeited	(40,000)	10.25	(93,250)	10.66
Outstanding, end of period (year)	5,415,450	$7.94	5,560,450	$7.87

*During the nine months ended September 30, 2023, the weighted average market value of the Company's shares at the dates of exercise was C$7.30 (December 31, 2022 - C$9.14).

During 2022, the Company granted 944,500 stock options to certain employees, a consultant, and directors with exercise prices ranging from C$7.31 to C$11.14 and expiring five years from the grant date. 157,000 options granted in 2022 to a consultant vest over a 32-month period with 50% of the options vesting after each of 20 months and 32 months after the grant date, respectively. The remaining options vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively.

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

15. CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of September 30, 2023 are as follows:

		Options outstanding		Options exercisable
	Exercise	Number of shares	Remaining life	Number of shares
Expiry date	price (C$)	issuable on exercise	(years)	issuable on exercise
December 14, 2023	$3.24	1,130,000	0.21	1,130,000
May 30, 2024	$4.54	110,250	0.67	110,250
September 4, 2024	$8.21	836,250	0.93	836,250
December 19, 2024	$8.24	740,450	1.22	740,450
September 14, 2025	$12.53	125,000	1.96	125,000
November 11, 2025	$12.63	25,000	2.12	16,666
December 7, 2025	$11.22	50,000	2.19	33,334
February 25, 2026	$10.87	694,000	2.41	462,674
July 26, 2026	$9.97	100,000	2.82	66,666
August 3, 2026	$10.80	37,500	2.84	24,998
December 21, 2026	$9.79	627,500	3.23	209,165
April 1, 2027	$11.14	70,000	3.50	23,333
May 2, 2027	$9.69	157,000	3.59	-
July 11, 2027	$7.31	25,000	3.78	8,333
December 16, 2027	$8.50	687,500	4.21	-
		5,415,450		3,787,119

The weighted average remaining life of options outstanding is 1.90 years.

Share-based compensation

The fair value of options granted during 2022 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

Year ended December 31, 2022
Expected option life (years)	3.48
Expected volatility	55.35%
Expected dividend yield	-
Risk-free interest rate	3.10%
Expected forfeiture rate	1.00%
Fair value per option (C$)	$3.72
Total fair value	$2,701

15

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

15. CAPITAL STOCK (continued)

Share-based compensation (continued)

A summary of the Company's share-based compensation for options vested during the period is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Share-based compensation expense	$864	$821
Share-based compensation recorded to inventories	736	279
Exploration and evaluation expenditures	22	249
Mineral property, plant, and equipment additions	246	940
Total share-based compensation on vested options	$1,868	$2,289

Share-based compensation expense
Share-based compensation expense - stock options	$864	$821
Share-based compensation (recovery) expense - deferred share units	(356)	(207)
Share-based compensation expense - restricted share units	119	88
Share-based compensation (recovery) expense - performance share units	(35)	15
Total, share-based compensation expense	$592	$717

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation. At the time that stock options are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Balance, beginning of period (year)	$10,945	$9,782
Share-based compensation, stock options	1,868	2,943
Stock options exercised, reallocated to capital stock	(161)	(1,608)
Stock options forfeited, reallocated to deficit	(78)	(172)
Balance, end of period (year)	$12,574	$10,945

Deferred share units ("DSUs")

A summary of the Company's DSU transactions, shown in number of DSUs, during the period (year) is as follows:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	228,000	156,500
Granted(1)	-	96,000
Vested and settled in cash(2)	-	(24,500)
Outstanding, end of period (year)	228,000	228,000

(1) All DSUs were granted to independent directors of the Company.

(2) During 2022, 24,500 DSUs were settled in cash totalling $218 upon the retirement of a director.

16

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

15. CAPITAL STOCK (continued)

Deferred share units (“DSUs”) (continued)

The following table summarizes the change in the accrued DSU liability:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$1,364	$1,234
Settlement of DSUs during the period (year)	-	(218)
Change in accrued DSU liability - share-based compensation (recovery) expense	(356)	430
Effect of foreign currency translation	4	(82)
Outstanding, end of period (year)(1)	$1,012	$1,364

(1) As at September 30, 2023, the market value of the Company's common shares was C$6.00 (December 31, 2022 - C$8.10).

Restricted share units ("RSUs")

A summary of the Company's RSU transactions, shown in number of RSUs, during the period (year) is as follows:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	249,498	83,500
Granted(1)(2)	-	195,500
Vested and settled in cash	-	(27,002)
Forfeited	(8,666)	(2,500)
Outstanding, end of period (year)	240,832	249,498

(1) RSUs were granted to certain employees, consultants, and directors of the Company.

(2) During 2022, 13,000 RSUs were granted to a consultant and vest over a 32-month period with 50% of the RSUs vesting after each of 20 months and 32 months after the grant date respectively. The remaining RSUs granted during 2022 vest over a 3-year period with 1/3 of the RSUs vesting after each of one year, two years, and three years after the grant date, respectively.

The following table summarizes the change in the accrued RSU liability:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$254	$11
Settlement of RSUs during the period (year)	-	(175)
Liability of forfeited RSUs(1)	(16)	(6)
Change in accrued RSU liability(1)	353	435
Effect of foreign currency translation	(1)	(11)
Outstanding, end of period (year)(2)	$590	$254

(1) During the nine months ended September 30, 2023, the Company recorded net share-based compensation of $337 (September 30, 2022 - $242), including an expense of $119 (September 30, 2022 - $88), inventories costs of $163 (September 30, 2022 - $29), exploration and evaluation expenditures of $5 (September 30, 2022 - $29), and mineral property, plant, and equipment cost of $50 (September 30, 2022 - $96).

(2) As at September 30, 2023, the market value of the Company's common shares was C$6.00 (December 31, 2022 - C$8.10).

17

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

15. CAPITAL STOCK (continued)

Performance share units ("PSUs")

Nine months ended September 30, 2023

During the nine months ended September 30, 2023, the Company issued 61,875 PSUs to executive officers of the Company in relation to the successful ramp-up of the Las Chispas processing plant which vest on December 31, 2023. During the nine months ended September 30, 2023, the Company also settled 82,500 PSUs in cash totalling $536 which were granted and settled based on completion of construction of the Las Chispas Mine.

Year ended December 31, 2022

During 2022, the Company issued 173,750 PSUs to executive officers of the Company, with 82,500 PSUs being in relation to the completion of construction of the Las Chispas Mine, which vested on June 1, 2023. The remaining 91,250 PSUs were granted as part of executive officers long-term incentive plans. These PSUs vest on the third anniversary of the grant date. The number of PSUs that vest may range from 0% to 200% of the number of PSUs granted, based on the relative total shareholder return against a designated peer group of companies over a three-year performance period.

The following table summarizes the change in the accrued PSU liability:

	Nine months ended September 30, 2023	Year ended December 31, 2022
Outstanding, beginning of period (year)	$764	$-
Settlement of PSUs during the period (year)	(536)	-
Share-based compensation for PSUs(1)	116	795
Effect of foreign currency translation	3	(31)
Outstanding, end of period (year)(2)	$347	$764

(1) During the nine months ended September 30, 2023, the Company recorded share-based compensation of $116 (2022 - $52), including a recovery of $35 (2022 - expense of $15), inventories costs of $171 (2022 - $29), exploration and evaluation expenditures recovery of $4 (2022 - $Nil) and mineral property, plant, and equipment recovery of $16 (2022 - expenditure of $8).

(2) As at September 30, 2023, the market value of the Company's common shares was C$6.00 (December 31, 2022 - C$8.10).

18

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

16. SEGMENTED INFORMATION

During the three and nine months ended September 30, 2023, the Company had one operating segment: the Las Chispas Operation. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company's business units. During the three and nine months ended September 30, 2022, the Company had two operating segments: the Las Chispas Operation and El Picacho Property ("Picacho"), which is in the exploration phase. During the three and nine months ended September 30, 2023, Picacho was included under Corporate.

Significant information relating to the Company's reportable operating segments during the three and nine months ended September 30, 2023 and 2022 is summarized below:

		Las Chispas	Corporate	Total
Revenue for the three months ended September 30, 2023		$63,828	$-	$63,828
Income (loss) for the three months ended September 30, 2023		$33,874	$(3,938)	$29,936

Capital additions during the three months ended September 30, 2023
Mineral property		$9,859	$-	$9,859
Plant and equipment		2,529	-	2,529
Total capital additions		$12,388	$-	$12,388

	Picacho	Las Chispas	Corporate	Total
Revenue for the three months ended September 30, 2022	$-	$2,719	$-	$2,719
Income (loss) for the three months ended September 30, 2022	$(1,232)	$2,026	$24,418	$25,212

Capital additions during the three months ended September 30, 2022
Mineral property	$-	$13,788	$-	$13,788
Plant and equipment	-	3,485	-	3,485
Total capital additions	$-	$17,273	$-	$17,273

		Las Chispas	Corporate	Total
Revenue for the nine months ended September 30, 2023		$183,810	$-	$183,810
Income (loss) for the nine months ended September 30, 2023		$100,566	$(19,763)	$80,803

Capital additions during the nine months ended September 30, 2023
Mineral property		$27,698	$-	$27,698
Plant and equipment		6,726	-	6,726
Total capital additions		$34,424	$-	$34,424

	Picacho	Las Chispas	Corporate	Total
Revenue for the nine months ended September 30, 2022	$-	$2,719	$-	$2,719
Income (loss) for the nine months ended September 30, 2022	$(4,554)	$1,909	$28,715	$26,070

Capital additions during the nine months ended September 30, 2022
Mineral property	$-	$31,732	$-	$31,732
Plant and equipment	-	21,109	-	21,109
Total capital additions	$-	$52,841	$-	$52,841

		Las Chispas	Corporate	Total
As at September 30, 2023
Total assets		$314,259	$86,022	$400,281
Total liabilities		$26,676	$10,571	$37,247

	Picacho	Las Chispas	Corporate	Total
As at December 31, 2022
Total assets	$2,489	$283,358	$69,502	$355,349
Total liabilities	$269	$64,952	$13,134	$78,355

19

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure.  These risks include liquidity, foreign currency, credit, commodity price, and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents and bullion are invested in business accounts or stored with quality financial institutions and are available on demand to fund the Company's operations.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual cash flows of the Company's financial liabilities and operating and capital commitments, shown in contractual undiscounted cash flows, at September 30, 2023:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$17,296	$-	$-	$-	$17,296
Tax liabilities	12,474	-	-	-	12,474
Lease liabilities(1)	71	138	87	93	389
Reclamation and closure provision(1)	-	-	-	12,499	12,499
TOTAL	$29,841	$138	$87	$12,592	$42,658

(1) Estimated undiscounted cash flows.

The Company believes its cash and cash equivalents at September 30, 2023 of $69,979, bullion of $11,731, undrawn $70,000 Revolving Facility, and continuing revenue and profitable operations are sufficient to settle its commitments through the next 12 months.

Foreign currency risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity (note 2) and its subsidiaries is US$ and therefore they are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	C$	Mexican Peso	Total
September 30, 2023
Cash and cash equivalents	$9,212	$306	$9,518
Accounts receivable	(14)	14	-
Value-added taxes receivable	47	27,420	27,467
Total financial assets	9,245	27,740	36,985
Less: accounts payable and accrued liabilities	(4,937)	(5,021)	(9,958)
Net financial assets	$4,308	$22,719	$27,027

The Company is primarily exposed to fluctuations in the value of US$ against C$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in US$ against C$ or US$ against MX$ would result in the following impact on the Company's net income for the year:

September 30, 2023
US$/C$ exchange rate - increase/decrease 1%	$43
US$/MX$ exchange rate - increase/decrease 1%	$227

20

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and bullion with high-credit quality financial institutions. From time to time, the Company will have certain liquid financial assets on deposit with or held by multiple high-credit quality financial institutions as a risk mitigation practice. The Company's cash and cash equivalents are on deposit with The Bank of Montreal ("BMO") and The Bank of Novia Scotia ("BNS") in Canada and BNS in Mexico. Bullion is stored with BMO in Canada. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Precious metal price risk

The Company is exposed to price risk on precious metals that impact the valuation of the Company's derivative positions, comprised of gold and silver call options written, which has a direct and immediate impact on net earnings. The prices of precious metals are volatile and affected by many factors beyond the Company's control, and there can be no assurance that precious metal prices will not be subject to wide fluctuations in the future. A substantial or extended change in precious metal prices could have an adverse effect on the Company's financial position, income, and cash flows.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At September 30, 2023, the weighted average interest rate earned on the Company's interest-bearing cash and cash equivalents was 5.40%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $659 increase/decrease in the Company's income and comprehensive income (loss), annually.

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

The carrying value of accounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's SU plan (note 15), the Company recorded the fair value of SUs in accounts payable and accrued liabilities. The Company also recorded a derivative liability on its call options (note 3) in accounts payable and accrued liabilities. Both of these items are measured using level 2 inputs.

21

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED)
NINE MONTHS ENDED SEPTEMBER 30, 2023

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value (continued)

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value because of their short-term nature.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
September 30, 2023
Financial assets
Accounts receivable	$-	$86	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(1,973)	(15,323)	-	(1,973)	-
Net financial instruments	$(1,973)	$(15,237)	$-	$(1,973)	$-

December 31, 2022
Financial assets
Accounts receivable	$-	$179	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(2,382)	(15,294)	-	(2,382)	-
Debt	-	(49,591)	-	-	(49,591)
Net financial instruments	$(2,382)	$(64,706)	$-	$(2,382)	$(49,591)

18. REVISION OF PRIOR PERIOD

Revision of the condensed consolidated interim statement of cash flows for the three and six months ended June 30, 2023

The Company identified an overstatement of unrealized foreign exchange loss error in the condensed consolidated interim statement of cash flows for the three and six months ended June 30, 2023, as originally filed. The impact of this error is as follows:

Condensed consolidated interim statements of cash flows for the three and six months ended June 30, 2023

	Three months ended June 30, 2023			Six months ended June 30, 2023
	As previously reported	Effect of revision	As revised	As previously reported	Effect of revision	As revised
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$23,702	$-	$23,702	$50,867	$-	$50,867
Adjustments for:
Foreign exchange loss, unrealized	15,572	(6,990)	8,582	13,943	(6,990)	6,953
Cash flow from operating activities before changes in non-cash working capital items	47,475	(6,990)	40,485	82,992	(6,990)	76,002
Changes in non-cash working capital items
Value-added taxes receivable	5,475	4,022	9,497	1,433	4,022	5,455
Net cash (used in) provided by operating activities	53,808	(2,968)	50,840	80,781	(2,968)	77,813
Effect of foreign exchange on cash and cash equivalents	(5,140)	2,968	(2,172)	(2,149)	2,968	819

Change in cash and cash equivalents, during the period	$7,648	$-	$7,648	$2,652	$-	$2,652

The statement of financial position as of June 30, 2023, including total cash and cash equivalents, and the statement of comprehensive income (loss) for the three and six months ended June 30, 2023, all remained the same as previously reported.

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